Exhibit 12.1

Ratio of Earnings to Fixed Charges Syniverse Holdings, Inc. (dollars in thousands)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Net Income (loss)	$52,419	$89,724	$9,804	$15,063	$(57,926)
Provision for (benefit from) income taxes	31,310	(39,574)	9,041	8,729	10,057

Income (loss) before income taxes	$83,729	$50,150	$18,845	$23,792	$(47,869)

Fixed charges:
Interest expensed	$25,061	$26,788	$32,406	$44,577	$46,235
Amortization of deferred financing costs and discount	542	540	2,241	8,351	11,893
Estimated interest factor on operating leases	1,037	1,006	1,010	1,016	871

Total fixed charges	26,640	28,334	35,657	53,944	58,999

Earnings:
Income (loss) before income taxes	83,729	50,150	18,845	23,792	(47,869)
Fixed charges	26,640	28,334	35,657	53,944	58,999

Total earnings	$110,369	$78,484	$54,502	$77,736	$11,130

Ratio of earnings to fixed charges	4.14	2.77	1.53	1.44	0.19